Exhibit 21.1
VENUS CONCEPT INC. – SUBSIDIARIES

No.	Name	Jurisdiction
1	Venus Concept SL	Spain
2	Venus Concept Mexico SA DE SV	Mexico
3	Venus Concept GmbH	Germany
4	Venus Concept Australia PTY Ltd	Victoria, Australia
5	Venus Concept USA Inc.	Delaware, USA
6	Venus Concept Canada Corp.	Ontario, Canada
7	Venus Concept UK Limited	England and Wales, United Kingdom
8	Venus Concept Ltd	Israel
9	Venus Concept Israel Ltd	Israel
10	Venus Concept (Shanghai) Co., Ltd.	China
11	Venus Concept Japan Co., Ltd.	Japan
12	Venus Concept (HK) Limited	Hong Kong
13	Venus Concept Korea Ltd.	South Korea
14	Restoration Robotics, Inc. Limited	Hong Kong
15	Restoration Robotics Korea Yuhan Hoesa	South Korea